

OFFERING MEMORANDUM

facilitated by



Tsalagi Teas LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Tsalagi Teas LLC
State of Organization	MO
Date of Formation	09/22/2021
Entity Type	Limited Liability Company
Street Address	2192 En Cino Dr, Florissant MO, 63031
Website Address	www.tsalagiteas.com

(B) Directors and Officers of the Company

Key Person	TIFFANY WEST
Position with the Company Title First Year	Owner 2021
Other business experience (last three years)	• **Senior Training and Leadership Development Manager** (*Client Services Inc 2011-2021*) — Employers principle business- finance. My responsibilities- quality control. negotiations, leadership development (curriculum, tracking, etc) data analysis, strategy and operational planning, curriculum development, lms administrator, coaching employees, client onboarding, compliance to local,

federal and state laws, managing reporting, problem solving, incentive programs, collaborative strategies, spearheaded seven of the eleven committees that ran the organization.

- **Church of God Ordained Minister** (Church of God, 2008-present)

- Principle Business- church/charity. My responsibilities- office management, community relations, outreach department, counseling, evangelizing, teach religious classes, organize volunteer efforts, fundraising, etc.

- **Teacher** (Sonrise Christian School 2008-2010)

- Principle Business- education/school. My responsibilities- create lesson plans, assess students abilities and growth, present to a variety of learning styles, identify learning styles, tutoring, teaching, fundraising, mentoring younger teachers.

- **Private Educational Tutor** (Freelance 2007-2010)

- Principle Business- education. My responsibilities- ar, lesson planning, teaching (ese, eh, and gifted), assessing growth, creating long term learning plans and methods for each student.

- **Teacher** (Florida Christian Institute 2007-2008)

- Principle Business- education/school. My responsibilities- create lesson plans, assess student's abilities and growth, present to a variety of learning styles, identify learning styles, tutoring, teaching, dealing with state scholarships, communicating with student's counselors (many children were eh, ese, or alc).

- **Associate Pastor and Office Manager** (North Fort Myers COG 2006-2008)

- Principle Business - church charity. Responsibilities- run the entire outreach youth, young adult programs (finances, marketing, events, etc), office management for entire church daily operation management, volunteer management, fundraising, counseling, develop leadership teams, evangelism.

- **Office Manager/Administrator and Drafter** (Cameron Construction 2005-2006)

- Principle Business- construction. Responsibilities- interoffice communication protocols, task delegation, accounts payable, accounts receivable, maintain all customer and vendor files, bookkeeping duties, organize office production and procedures, provide support to visitors, customer service, quality control, analysis, reporting, drafting.

- **Head of Design Department** (Suncoast Patio 2004-2005)

- Principle Business- outdoor furniture and accessories. Responsibilities- head of the design department, retail sales, customer service, open/close, accounts receivable, problem resolution, consultations, create prototypes and drawings for pitches, work with other professionals to upgrade clients existing design, marketing, launch of new locations budget maintenance.

Key Person	Kayla Jadwin
Position with the Company Title First Year	 Advisor 2021
Other business experience (last three years)	**Recruiter** (*TDK 2021*) — principle business-technical recruiting. Duties- recruiting. **Client Services, Inc.** (Recruitment Manager, 2014-2021) principle business-call center. Duties- Incentive program for non-phone employees. Oversee entire recruiting department in three locations. Retention committee. Backgrounds and client onboarding requirements for new hires and transfers.

Key Person	Duffy George
Position with the Company Title First Year	 Advisor 2021
Other business experience (last three years)	**Sublimation Technician and Costing Engineer** (*Weissmans Dancewear and Designs 2012-Present*) — Principle Business-Costume and Dancewear production. Duties: Costing various items and elements, EFI vendor relations, inventory, inner departmental communications, production quality control, spreading, cutting, heat press, printing, managing team, closing procedures, tracking and reporting daily and weekly KPI. **Executive Assistant and Production Manager for all stores** (Pursely's Discount Fashions 2009-2012) Principle Business- Womens fashions and accessories; fabrics; buttons; zippers. Duties: purchasing,

warehouse management, inventory, merchandising, supervising employees, training, leadership development, retail strategy, etc.

- **Sales Supervisor** (Lucky Jeans 2007-2009) Principle Business- retail. Duties: opening and closing procedures, daily operations, de- escalation, customer service, merchandising, vendor relations.

- **Assistant Manage**r (Casual Male XL 2004-2007) Principle Business- retail. Duties: opening and closing procedures, daily operations, customer service, de-escalation, merchandising, assist with orders (in store, catalog, and online), training and development.

- **Executive Assistant and Production Manager for all stores** (Pursely's Discount Fashions 2000-2004) Principle Business- Womens fashions and accessories; fabrics; buttons; zippers. Duties: purchasing, warehouse management, inventory, merchandising, supervising employees, training, leadership development, retail strategy, launching new stores, relocating stores, etc.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
TIFFANY WEST	100%

(D) The Company's Business and Business Plan

Our Shopper Experience

We endeavor to create a personalized, impactful experience each time someone shops at Tsalagi Teas. Our customer service experience lends itself to a quality, pleasant experience. Gone are impersonal shopping days.

Upon entering Tsalagi Teas for the first time, customers are invited to complete a brief consultation regarding their goals for their products and potential allergens. Our trained specialists provide options that fit each budget to provide a solution for our customers in every price range.

Should the customer agree, we will add them to our contact list with key products tagged in their notes. These products being items that would assist their needs. This is to ensure that when a new product in that line is launched or perhaps those products are at a discounted price, we can reach out to our customer. We strive to create repeat customers and cultivate a relationship with them much like an old-world herbal shop would.

We invite our customers to return or contact us with feedback. Our customer's satisfaction is very important to us.

The Tea House Experience

Drinking quality tea is an experience that is inseparable from the product itself. Yes, we can prepare the menu item that the customer orders. We can also when given the opportunity by the customer, ask a few short questions and endeavor to create a perfect cup of tea for them. Your perfect cup of tea may be a warm roasted rooibos with notes of floral undertones where mine is a traditional black tea with notes of citrus to remind me of my home in Florida and a bit of cinnamon and clove to uplift me. Each person, each day has a different perfect cup.

Our consumers are just as interested in the health benefits as they are the experience of the tea house visit. In this digital, instant gratification age, a customer could order a basic tea online but they would miss out on a more fulfilling experience. An experience they clearly desire when going to a brick-and-mortar location. The colorful, welcoming decor and the aromatic teas that surround them upon their arrival set the tone for an experience unlike other tea or coffee houses. We aim to please not only their senses but also aid their health.

Within the cafe or tea house area of Tsalagi Teas, we will have light breakfast options as well as lunch options for the surrounding neighborhood. In addition to these options, we will have teatime packages available for individuals and groups.

Why is this important? Traditional teatime is between 1 and 5pm. This directly corresponds with the slower times of a restaurant's day. We will capitalize on teatime offering packages with three tier tea biscuits, scones, muffins, etc. We will of course remember our customers with allergens and offer vegetarian, gluten- free, and soy free options. The Tsalagi Tea experience is for everyone.

It is important that people feel comfortable no matter their attire- casual or ornate. We will strike a balance in our tea house that allows the casual attendee to experience the same world class service an ornately dressed customer might experience. We will have varying events to appeal to all people and ensure that everyone is comfortable in this new updated, modern version of a tea house.

Social Endeavors

Each time someone comes to Tsalagi Teas they will leave with a bit more knowledge of an under-represented and/or misrepresented Indigenous culture. As an example, how did the Cherokee historically use the sassafras herb that is in your morning tea. Whether you are coming in for a quick tea and only have time for a momentary bit of knowledge while checking out or you come in and learn the history of our products in their indigenous communities, our purpose is to normalize factual representation of indigenous cultures and their way of life.

We are so dedicated to this cause that we will be having educational classes in our space to allow the community to better understand the indigenous persons way of life. We will also open our doors to other marginalized communities who have had to endure their story being rewritten by those who don't even know their story.

Our Vision

Tsalagi Teas will be a place for people of all ages and walks of life to come. We will welcome all and encourage the spirit of inclusivity. We will service breakfast and lunch needs (teas, coffee, light meals) as well as formal teas in the cafe area.

- In the retail area, we will have stock items for purchase and a consult option for custom teas. All of our products in our retail area carry a health benefit whether by way of tea, soaps, oils, etc.
- We will support our community. We will have a wall at the location of local art to spotlight up and coming artists in the area. We also will hold classes to aid understanding of misrepresented and underrepresented Native Americans.
- In these classes we will share our history, our way of life, our legends, our cooking methods, etc. We will also open the shop to other underrepresented cultures within the region in an effort to amplify their voice. Outside of our store, we also donate to several charitable causes and volunteer at a local American Legion to assist our veterans.

Our Story

Tsalagi Teas is a company that celebrates the Tsalagi (Cherokee) culture. Medicine women within the maternal lineage of Tiffany West passed the recipes and knowledge of natures benefits through the ages. As members of the Wolf Clan of the Cherokee tribe, we have historically been the protectors and leaders of the tribe in times of turmoil. Tiffany endeavors to continue her clan's mission outside the borders of the reservation and provide nature's healing properties to all.

- In early 2019, Tiffany began teaching Duffy about the medicinal properties of herbs and how to combine them for specific ailments. Having been interested in herbology his entire life; he learned quickly and continues to learn. Duffy is a descendant of the Bird Clan of the Cherokee tribe. The Bird Clan is viewed as the messengers between the Creator & Mother Earth to the people.
- Combining Tiffany and Duffy's two clan's missions created Tsalagi Tea's endeavor. We endeavor to provide healing to people utilizing nature's gifts to us while educating non-indigenous peoples about our people, our language, and our path of peace with light.

The Competition

We have zero competition in this town. The closet Tea House is in St Louis city. The closet true coffee house (Starbucks and Dunkin do not count) is in St Louis city or St. Charles as well.

- In regards to a physical location where underrepresented people or misrepresented people can gather and share knowledge with their community- there isn't a place like this.
- We would be the first. There are but a few businesses that represent Native Americans within the St Louis region. We wish to not only add our business but inspire others to join as well.

The Team

TIFFANY WEST, Owner

Dr. Tiffany West

Tiffany was born in southeastern Missouri. Her parents, both ministers, provided a strong home and encouraged all of their children to follow their dreams but never forget where they came from. Tiffany passionately encourages people of all age groups to strive to achieve their dreams.

In 2004, Tiffany received her Associates in Design and Visual Merchandising. She pursued and graduated with a bachelor's degree in Education in 2008. She continued on to receive her master's degree in Education and Theology and also completed her doctorate degree.

Tiffany was a member of an international executive team that ran a financial business for over a decade. During this time, she mastered several marketing, training, development, etc strategies.

She has been published hundreds of times primarily magazine articles, poetry, and religious reviews.

Throughout her life, she has been active in volunteering for charities. From fundraising for orphanages in Africa to volunteering for shelters that house battered women, Tiffany always finds a way to give back to the community as her parents taught her.

Duffy George, Advisor

Mr. Duffy George

Duffy was born and raised in the Dallas metroplex. Growing up, he often frequented his parent's salon learning business practices. He has always been passionate about teaching others to chase their dreams, work diligently, and treat all people with the same respect. He strives to encourage youth to live their truth.

Duffy has worked 25+ years in retail management and lends his expertise to our daily, weekly, and monthly operations. In addition to retail management, he has ten years of costing analysis experience to ensure proper pricing and purchasing of stock. He has overseen client relationships and vendor relationships for several organization and would assist in this area for Tsalagi Teas as well.

Duffy has had his graphic work utilized by several Fortune 500 Companies, bands, musical artists, local organizations, and has designed all graphics in numerous children's books.

No matter what his current endeavor is, he always strives to work diligently and help others stand in their truth. Within the Native American community, there are Two Spirit people. Duffy encourages people to gain a better knowledge of the Two Spirit person to further understanding as many Two Spirits and their relatives the LGBTQIA+ community experience much bullying out of a lack of understanding in many cases. He does this through various volunteer efforts.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$10,000
Offering Deadline	March 25, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$106,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
PERMITS, FEES, LICENSES	$1,800	$2,000
ENGINEER AND HEALTHCARE APPROVAL	$2,000	$5,000
KITCHEN REMODEL TO CODE	$2,600	$5,085
ADDITIONAL MODIFICATION TO INTERIOR MAIN LEVEL	$0	$6,000
DOWN PAYMENT FOR LEASE	$3,000	$3,000
FURNITURE FOR OFFICE, CAFE, RETAIL AREAS	$0	$4,000
STORAGE AREA SHELVING AND CLEANING/ SANITATION SUPPLIES	$0	$660
SUPPLIES FOR CAFE AND STOCK FOR RETAIL	$0	$10,000
OPERATING CAPITAL	$0	$63,895
Mainvest Compensation	$600	$6,360
TOTAL	$10,000	$106,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.

- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.5 - 15.9%[2]
Payment Deadline	2031-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 X 1.5 X
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.5% and a maximum rate of 15.9% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$10,000	1.5%
$34,000	5.1%
$58,000	8.7%
$82,000	12.3%
$106,000	15.9%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
TIFFANY WEST	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Tsalagi Teas LLC's fundraising. However, Tsalagi Teas LLC may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$135,000	$148,500	$158,895	$166,839	$171,844
Cost of Goods Sold	$25,000	$27,500	$29,425	$30,896	$31,822
Gross Profit	$110,000	$121,000	$129,470	$135,943	$140,022
EXPENSES					
Rent	$17,300	$17,732	$18,175	$18,629	$19,094
Utilities	$10,800	$11,070	$11,346	$11,629	$11,919
Salaries	$50,000	$60,000	$65,000	$65,000	$80,000
Insurance	$1,395	$1,395	$1,395	$1,395	$1,395
Equipment Purchase	$9,000	$9,225	$9,455	$9,691	$9,933
Repairs & Maintenance	$2,500	$2,562	$2,626	$2,691	$2,758
Legal & Professional Fees	$2,000	$2,050	$2,101	$2,153	$2,206
	$0	$0	$0	$0	$0
Operating Profit	$17,005	$16,966	$19,372	$24,755	$12,717

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V